Filed by Foamix Pharmaceuticals Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Foamix Pharmaceuticals Ltd.

Commission File No.: 001-36621

Form S-4 filed by Menlo Therapeutics Inc. File No.: 333-235351

A Proposed Compelling Dermatology Combination Investor Presentation | December 2019

Forward - Looking Statements 2 This presentation contains forward - looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements . Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward - looking statements . Such factors include, but are not limited to : (i) Menlo Therapeutics Inc . (“Menlo”) or Foamix Pharmaceuticals Ltd . (“ Foamix ”) may be unable to obtain stockholder approval as required for the merger ; (ii) other conditions to the closing of the merger may not be satisfied ; (iii) the merger may involve unexpected costs, liabilities or delays ; (iv) the effect of the announcement of the merger on the ability of Menlo or Foamix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Menlo or Foamix does business, or on Menlo’s or Foamix’s operating results and business generally ; (v) Menlo’s or Foamix’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger ; (vi) the outcome of any legal proceedings related to the merger ; (vii) Menlo or Foamix may be adversely affected by other economic, business, and/or competitive factors ; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement ; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger ; (x) the risk that Menlo or Foamix may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction ; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all . Additional factors that may affect the future results of Menlo and Foamix are set forth in their respective filings with the SEC, including each of Menlo’s or Foamix’s most recently filed Annual Report on Form 10 - K, subsequent Quarterly Reports on Form 10 - Q, Current Reports on Form 8 - K and other filings with the SEC, which are available on the SEC’s website at www . sec . gov . See in particular Item 1 A of Part II of Menlo’s Quarterly Report on Form 10 - Q for the quarter ended September 30 , 2019 under the heading “Risk Factors” and Item 1 A of Part II of Foamix’s Quarterly Report on Form 10 - Q for the quarter ended September 30 , 2019 under the heading “Risk Factors . ” The risks and uncertainties described above and in Menlo’s most recent Quarterly Report on Form 10 - Q and Foamix’s most recent Quarterly Report on Form 10 - Q are not exclusive and further information concerning Menlo and Foamix and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time . Readers are urged to consider these factors carefully in evaluating these forward - looking statements . Readers should also carefully review the risk factors described in other documents that Menlo and Foamix file from time to time with the SEC . The forward - looking statements in this press release speak only as of the date of this press release . Except as required by law, Menlo and Foamix assume no obligation to update or revise these forward - looking statements for any reason, even if new information becomes available in the future . The trademarks included herein are the property of the owners thereof and are used for reference purposes only . This presentation concerns product candidates that are under clinical investigation . None of such product candidates have been approved for marketing by the FDA or the EMA, and such product candidates are currently limited to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated .

3 World’s first FDA approved topical minocycline 1 late stage product candidate Large market opportunities Targeting the most difficult therapeutic challenges Cracking the code on indication specific topical medicine innovation Innovation platform: Molecular Stabilizing Technology Pursuing innovative treatments to address high unmet needs Guided by our culture Proven team with long standing R&D + commercial experience Challenging the status quo and reimagining what’s possible Foamix: Thinking Differently About Dermatology Mission: Improve the lives of patients by developing and commercializing proprietary, innovative and differentiated drugs in dermatology and beyond.

Transaction Highlights

Strategic combination expected to create a scaled player in the dermatological space with enhanced financial profile

- ✓ **Merger creating a stronger dermatology focused company**
  - Enhances the combined company's late stage pipeline and commercial opportunity
  - Strong balance sheet with cash anticipated through H1 2021
- ✓ **Acquisition of unique asset (serlopitant) with near-term potential value creating catalysts**
  - Enrollment completed for two Phase III clinical trials for pruritus associated with Prurigo Nodularis ("PN") – results expected in March / April 2020
  - "Orphan-like" disease with ~ 200k patients treated and estimated prevalence of 0.5-1mm in US
  - No FDA approved treatments for PN and dermatologists see acute need for new therapy
  - Granted "Breakthrough Therapy" designation for PN in January 2019
  - Durability of asset via other potential indications, although primary focus will remain on PN indication in near term
- ✓ **Creates a new leader in Dermatology**
  - Platform-based company + Indication-based company = more complete & diversified product portfolio with pipeline to support durability of franchises
  - Merger structure results in combined company domicile in Delaware

4

foamix® Pharmaceuticals Menlo Therapeutics

Strategic Rationale Combination expected to create a scaled player in the dermatological space with enhanced financial profile 1. Value creation through greater future earnings momentum (1+1=3+ earnings synergy) ‒ Potential of 3 product launches within next 24 months ( with a potential of $100mm+ revenue each) ‒ HCP target overlap ~ 80% for acne, rosacea, and PN ‒ Leverage of singular commercial infrastructure enables faster revenue ramp and improved profitability 2. Significant opportunity to leverage commercial infrastructure for multiple product launches ‒ AMZEEQ ™ : (minocycline) topical foam, 4%, for treatment of moderate - to - severe acne, approved October with planned launch in January, 2020 ‒ FMX103: topical minocycline foam for treatment of moderate - to - severe rosacea PDUFA June 2020 and potential launch Q4, 2020 ‒ Serlopitant for PN: anticipated NDA filing 2H 2020 and potential launch 2H 2021 3. Significant cost synergies + improved balance sheet with extended cash runway ‒ Combined company savings projected to be >$50mm/ yr beginning 2021 through elimination of duplicate functions & infrastructure ‒ Opportunities to partner products OUS ‒ Combined cash from transaction creates combined entity with expected cash runway anticipated through 1H 2021 ‒ Larger company will potentially have better access to capital markets reducing the cost of capital 5

Combination Overview Strategic combination expected to create a scaled player in the dermatological space with enhanced financial profile Terms • Stock - for - Stock transaction • Each holder of Foamix shares will receive Menlo shares based on the results of the two Phase III trials of Serlopitant in PN ‒ 0.5924 Menlo shares per Foamix share if both trials are successful (59% ownership ) • In the event of partial success or failure, the transaction structure will be amended to reflect different ownership levels (depending on timing of results and closing, the adjustment will either be at closing or in the future through a contingent value right). In the following scenarios, each holder of Foamix shares will receive: ‒ 1.2739 Menlo shares per Foamix share if one trial fails to meet its primary endpoint (76% ownership) ‒ 1.8006 Menlo shares per Foamix share if both trials fail to meet their primary endpoints (82% ownership) Pro Forma Combined Cash Position • $169 mm as of September 30, 2019 (1) • Cash runway anticipated through 1H 2021 Board of Directors • 7 person board (5 from Foamix; 2 from Menlo Therapeutics) Management • Foamix management to run the combined entity headquartered in New Jersey Transaction Close • Expected in March 2020 Pro forma cash balance as of September 30, 2019. 6 1

Diversified Dermatology-Focused Pipeline with Near Term Milestones

	Program	Preclinical	Phase I	Phase II	Phase III	Approved / Marketed	Key Milestones
foamix Pharmaceuticals	amzeeq (minocycline) topical foam, 4%					✓	• NDA approval of first topical minocycline
foamix Pharmaceuticals	FMX103 moderate-to-severe papulopustular rosacea				✓		• NDA submitted in August 2019 • PDUFA June 2nd, 2020
foamix Pharmaceuticals	FCD105 moderate-to-severe acne vulgaris			✓			• Phase II FPI Q3 2019 • TLR anticipated mid-2020
Menlo Therapeutics	Prurigo Nodularis Pruritus				✓		• Phase III TLR anticipated March/April 2020
Menlo Therapeutics	Psoriasis Pruritus			✓			• Phase II completed
Menlo Therapeutics	Chronic Pruritus of Unknown Origin			✓			• Ph II TLR anticipated Late Feb 2020

Safety and efficacy of these investigational products have not been established. There is no guarantee that pipeline products will receive FDA approval or become commercially available.

7

foamix Pharmaceuticals Menlo Therapeutics

Multiple Potential Value - Creating Catalysts in Next 12 Months Q1’2020 Q2’2020 Q3’2020 Q4’2020 AMZEEQ Commercial Launch (January 2020) FMX103 PDUFA (June 2020) FCD105 Top - Line Data (Mid - 2020) Serlopitant CPUO Phase II Data (Late Feb 2020) Serlopitant PN Phase III Data (March / April 2020) Serlopitant Pruritus Associated with PN NDA Filing (2H’2020 ) FMX103 Commercial Launch (4Q 2020) 8

A Compelling Dermatology Combination Source: Cash balance as of September 30, 2019, respectively . Combined Approved / Marketed Commercial Products AMZEEQ ™ (formerly FMX101) x Near - Term Commercial Products FMX103 Serlopitant (PN) x Clinical Pipeline FCD105 Other Indications x Platform Technology x x Enhanced Financial Position (1) $76 million $93 million $169 million 9

10 AMZEEQ™ (minocycline) topical foam, 4% is indicated for the treatment of inflammatory lesions of non - nodular moderate to severe acne vulgaris in adults and pediatric patients 9 years of age and older. Limitations of Use: This formulation of minocycline has not been evaluated in the treatment of infections. To reduce the development of drug - resistant bacteria as well as to maintain the effectiveness of other antibacterial drugs, AMZEEQ should be used only as indicated. Select Important Safety Information • Adverse Reactions : The most common adverse reaction reported during clinical trials of AMZEEQ was headache. Please see slides 45 and 46 for Important Safety Information. Please visit www.amzeeq.com for full prescribing information.

11 Minocycline (Est. 1972): Broad - spectrum bacteriostatic antibiotic commonly used for the treatment of acne vulgaris Previously only available in orally administered formulation Minocycline is known for its efficacy in treating acne: Anti - inflammatory mechanism Impact on Cutibacterium acnes Systemic related side effects may limit broader use Topical administration challenge: Minocycline degrades rapidly in the presence of water and protic solvents No topical formulation feasible for nearly 50 years Global prevalence of antibiotic resistance to P. acnes Minocycline shows the least propensity among antibiotics to developing resistance, worldwide 1 Minocycline is Well Established as an Efficacious Acne Treatment Source: (1) Sardana K, et al. Expert Rev Anti Infect Ther . 2015;13:883 - 896; P. acnes = Propionibacterium acnes; TCN - R=tetracycline - resistant

NDC 72356-101-03
amzeeq™
(minocycline)
topical foam, 4%
For topical use only, not for oral, ophthalmic or intravaginal use
Rx only
foamix®
Pharmaceuticals
30 g

Molecule Stabilizing Technology (MST)™

Novel Molecule Stabilizing Technology (MST)™ Delivery

- Stabilizes hydrophobic molecules
- Surfactant & irritant free formulation designed to maintain barrier function, improve tolerability and compliance[1]
- Low mechanical sheer designed to enhance spreadability
- Delivers unstable drugs that have been difficult to formulate topically
- Targets delivery of minocycline directly into the pilosebaceous unit[2]

12 (1) Hazot Y, et al. J Anal Pharm Res. 2017;4(5):00117. (2) Data on file.

foamix®
Pharmaceuticals

Distribution of Minocycline in the Skin and in Plasma: AMZEEQ™ versus oral

AMZEEQ demonstrated ~750x lower blood concentration than oral minocycline, whereas the AMZEEQ skin level was observed to be ~150X higher than oral minocycline.

Oral Minocycline

Epidermis Concentration[1*]:
3.7 µg/mL

Dermis Concentration[1*]:
2.3 µg/mL

Plasma Concentration[2†]
Mean C_{max}: 850 ng/mL



AMZEEQ™

Epidermis Concentration[3‡]:
560 µg/mL

Dermis Concentration[3‡]:
17.5 µg/mL

Plasma Concentration[2§]
Mean C_{max}: 1.3 ng/mL

Approximately half of minocycline delivered to the epidermis was recovered from the sebaceous appendages[3]

1. Macdonald H et al. *Clin Pharmacol Ther.* 1973;14(5):852-861. *(1.5mg/kg at Day 21)
2. Jones TM. *J Drugs Dermatol.* 2017;16(10):1022-1028. †(Oral minocycline 1mg/kg at 24 hrs) §(AMZEEQ™ 4g/day for 21 Days)
3. Elliot R et al. Presented at the Fall Clinical Dermatology Conference, October 17-20, 2019, Las Vegas, NV. ‡(AMZEEQ™ 10 mg/cm²) after 12 hrs

Disclaimer: Based on in vitro data. The clinical relevance of this is unknown.

13

foamix® Pharmaceuticals

14 AMZEEQ™ Clinical Results ANCOVA, ITT population, multiple imputation * Means presented in graphs are Least Square (LS) means N=750 Source: Amzeeq Package Insert, 2019. Phase 3 Co - primary endpoint: Mean * absolute change from baseline in Inflammatory Lesion Count at Week 12 15.8% 30.8% 8.4% 19.6% 0% 10% 20% 30% 40% % of Subjects Achieving Treatment Success Amzeeq Vehicle Phase 3 Co - primary endpoint: IGA Treatment Success at Week 12 Study 2 Study 3 Cochran – Mantel – Haenszel test stratified by analysis center, ITT population, multiple imputation P<0.05 P<0.0001 - 13.7 - 16.4 - 10.5 - 12.7 -18 -16 -14 -12 -10 -8 -6 -4 -2 0 Mean Reduction in Inflammatory Lesions* Amzeeq Vehicle P<0.05 P<0.0001 Study 2 Study 3 Treatment success defined as IGA score of Clear (0) or Almost Clear (1) with at least a two - grade improvement (decrease) from baseline

15 AMZEEQ™ Clinical Results: Patient Examples Week 12 Study 2 Baseline Week 12 Study 3 Baseline Images used with permission

FMX103 MINOCYCLINE TOPICAL FOAM, 1.5% CLINICAL RESULTS

17 AMZEEQ™ Adverse Events The most common adverse reaction reported by ≥1% of subjects treated with AMZEEQ and more frequently than in subjects treated with vehicle was headache, which was reported in 3% of subjects treated with AMZEEQ and 2% of subjects treated with vehicle. *Hyperpigmentation was most frequently assessed as characteristic of inflammatory and post - inflammatory changes associated with acne. n=1377 representing the integrated safety population in studies 1, 2, and 3 ( Amzeeq only arms). >95% of subjects treated with AMZEEQ had signs and symptoms classified as “none” or “mild” Symptom/Severity None Mild Moderate Severe Erythema 84.3 14.2 1.5 0 Dryness 92.6 6.8 0.6 0 Hyperpigmentation* 84.7 12.4 2.8 0.1 Skin Peeling 96.6 3.2 0.2 0 Itching 94.0 5.1 0.8 0.1 Local tolerability signs and symptoms at week 52 were comparable to those reported at week 12 based on a 40 - week open - label extension safety study AMZEEQ™ Safety in Phase 3: Local Tolerability Assessments at Week 12, Scale 0 (none) to 3 (severe)

18 ANCOVA, ITT population, multiple imputation FMX103 Clinical Results - 17.6 - 18.5 - 15.6 - 14.9 -24 -22 -20 -18 -16 -14 -12 -10 -8 -6 -4 -2 0 Study 11 Study 12 FMX103 Vehicle Mean Reduction in Inflammatory Lesions from Baseline P<0.005 P<0.0001 Phase 3 Co - primary endpoint: Absolute Change of Inflammatory Lesion Count at Week 12 Phase 3 Co - primary endpoint : IGA Treatment Success at Week 12 [Score Clear (0) or Almost Clear (1)] P<0.05 P<0.01 52.1% 49.1% 43.0% 39.0% 0% 10% 20% 30% 40% 50% 60% 70% 80% Study 11 Study 12 FMX103 Vehicle

19 FMX103 Clinical Results: Erythema Clinical Erythema Assessments From Baseline to Week 12 by Visit FMX103 1.5% Safety Population 0 – Clear skin 1 – Almost clear 2 – Mild 3 – Moderate 4 – Severe 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Baseline Week 2 Week 4 Week 8 Week 12 Subjects With Erythema By Severity (%) Study 11 41 30 21 19 5 10 16 27 33 28 46 51 48 40 Baseline Week 2 Week 4 Week 8 Week 12 Subjects With Erythema By Severity (%) Study 12 63 29 5 33 47 16 28 44 23 23 39 28 18 33 36 40% clear or almost clear 47% clear or almost clear 65

20 FMX103 Clinical Results: Patient Examples Week 12 Study FX2016 - 11 Baseline Week 12 Study FX2016 - 12 Baseline Images used with permission

21 URI – Upper Respiratory Tract Infection SAE – Serious Adverse Event UTI – Urinary Tract Infection Study 11 SAEs (FMX103, 1.5%): Nausea, chest discomfort, fatigue, seasonal allergy, dehydration, syncope, dyspnea. Study 12 SAEs (FMX103, 1.5%): Hypertension Study 11 TEAE Frequency (%) TEAE FMX103, 1.5% Vehicle One or more 18.4 21.1 URTI 0.8 2.0 Viral URTI 1.8 1.6 UTI 1.0 1.6 Headache 0.6 1.6 Hypertension 1.2 0.8 Fall 0.0 1.2 Concussion 0.0 1.2 Study 12 TEAE Frequency (%) TEAE FMX103, 1.5% Vehicle One or more 24.1 26.1 URTI 2.9 3.1 Viral URTI 2.9 3.1 Headache 2.1 2.3 Sinusitis 1.4 0.8 Influenza 1.0 1.2 Diarrhea 1.2 0.8 UTI 0.6 1.2 Fatigue 0.4 1.2 Vomiting 1.0 0.4 FMX103 Safety in Studies ‘11 and ’12 Non - cutaneous TEAEs in descending frequency occurring in at least 1% of subjects in either group • No serious treatment - related adverse events reported in either study • 9 subjects across both studies discontinued due to a TEAE ▪ 7 in the FMX103 treatment groups ▪ 2 in the vehicle groups

22 Rosacea Phase 3 Results: Safety Cutaneous Treatment Emergent Adverse Event (TEAE) Frequency Study 11 Study 12 FMX103 1.5% (n=494) Vehicle Foam (n=256) FMX103 1.5% (n=514) Vehicle Foam (n=257) Cutaneous AEs, n (%) Pruritus Dermatitis Dermatitis contact Rash Actinic keratosis Dermal cyst Hyperpigmentation Hand dermatitis Nail discoloration Erythema Hair color change Telangiectasia Ingrowing nail Skin exfoliation Skin irritation Onycholysis Rosacea Seborrheic dermatitis 4 (0.8) 2 (0.4) 2 (0.4) 1 (0.2) 1 (0.2) 1 (0.2) 1 (0.2) 1 (0.2) 0 (0.0) 0 (0.0) - - - 0 (0.0) - - 0 (0.0) - 0 (0.0) 0 (0.0) 0 (0.0) 1 (0.4) 1 (0.4) 0 (0.0) 0 (0.0) 0 (0.0) 1 (0.4) 0 (0.0) - - - 1 (0.4) - - 0 (0.0) - 3 (0.6) 2 (0.4) - 4 (0.8) - 1 (0.2) - - 1 (0.2) 1 (0.2) 1 (0.2) 1 (0.2) 1 (0.2) - - 0 (0.0) 1 (0.2) 0 (0.0) 1 (0.4) 1 (0.4) - 1 (0.4) - 0 (0.0) - - 1 (0.4) 0 (0.0) 0 (0.0) 0 (0.0) 0 (0.0) - - 1 (0.4) 1 (0.4) 1 (0.4) Cutaneous TEAEs occurred in <1% of subjects in the FMX103 treatment groups

Serlopitant (PN)

Prurigo Nodularis

Prurigo Nodularis (PN) occurs along with chronic pruritus and presents with symmetrically distributed intensively itchy papules, nodules and/or plaques

- Prurigo nodularis is a severely pruritic chronic skin disorder
- Characterized by multiple, firm, itchy inflamed skin nodules typically found on a patient's arms, legs and trunk
- Results from a vicious cycle of repeated itching and scratching
- Itching sensation is extreme and often leads to scratching to the point of bleeding and pain
- Primarily affects older adults
- Topical agents (eg: corticosteroids, calcineurin inhibitors) commonly used as first-line therapies for PN with limited effectiveness
- No approved therapies in US or EU

Clinical Presentation of PN



Image courtesy of Prof. Sonja Stander, University Munster

Serlopitant is a once-daily, highly selective oral small molecule NK1 Receptor Antagonist, being developed for the treatment of pruritus associated with PN

24

foamix® Pharmaceuticals Menlo Therapeutics

Serlopitant PII Study Results (N=127) • Met the primary endpoint and multiple secondary endpoints. • Approximately 50% of subjects met the Phase 3 responder criterion (at least a 4 - point improvement in WI - NRS) at Week 8. Four Point Responder Analysis (Week 8) Phase 2 Primary Endpoint: Change From Baseline (Week 8) Worst Itch NRS Average Itch VAS 19 mm 36 mm 0 5 10 15 20 25 30 35 40 Placebo Serlopitant (Reduction in millimeters) p=0.001 26% 47% 0% 20% 40% 60% Placebo Serlopitant (% of responders) p=0.05 VAS: Visual Analogue Scale WI - NRS: Worst Itch - Numerical Rating Scale

Ongoing NULARIS PIII Studies in PN Phase 3 Design Clinical Status and Milestones Phase 3: Subject enrollment complete for both MTI - 105 and MTI - 106 with topline results expected March/April 2020 . 26 N=285 US study (1:1) N=295 EU study (1 :1) • Presence of PN ≥ 6 weeks. • ≥ 10 PN nodules on at least 2 anatomical areas. • WI - NRS score ≥7 within 24hr of screening visit. • Exclusion of active non - PN pruritic skin disease. • One primary endpoint: WI - NRS 4 - pt responder rate at Week 10. Serlopitant 5mg, N=140 Placebo, N=140 Serlopitant 5mg, N> 450 (PN, atopic dermatitis and psoriasis subjects) Serlopitant 5mg, N=140 Placebo, N=140 MTI - 105 (46 US sites) MTI - 106 (39 EU sites) MTI - 107 (US & EU sites) 10 week treatment 3 - 5 week follow - up 2 - 4 week screening 52 week treatment 5 week follow - up

Commercial

28 Dermatology Product Launches: Commercial Team with Experienced Launch Capabilities Launch experience in numerous therapeutic classes including: • Dermatology • Women’s Health • Urology • Pain • Cardiovascular • Hematology • Immunology • Infectious Disease • Oncology • CNS • Sleep • Allergy • Diabetes • Gastroenterology

29 Acne Market Size 1 Source: (1) Symphony Health Solutions PHAST, data ending DEC’18 - weighted 18M Brand vs. Generic Acne TRx Volume 2018 Generic 12.9M 71% Brand 5.2M 29% Brand vs. Generic Acne $ Volume 2018 Generic $1.7B 33% Brand $3.4B 67% $5.2B

30 Launch Surrogates in Acne Launches in the acne market over time have yielded positive first year uptake, averaging ~295k prescriptions. Year three average was ~564k. 131,138 425,728 230,110 279,657 407,585 329,687 561,882 709,123 300,102 917,265 0 100,000 200,000 300,000 400,000 500,000 600,000 700,000 800,000 900,000 1,000,000 Acanya Aczone 7.5% Epiduo Forte Onexton Solodyn Acne Launch Surrogate Year 1 and Year 3 TRx Volume Year 1 Year 3 Source: Symphony Health Solutions PHAST

31 Recent Acne Launch Highlights Demand for New Products Sarecycline , a systemic oral antibiotic for acne, was launched in January 2019. It has had durable growth over time, which signals market need and acceptance of novel antibiotic agents. Source: Symphony Health Solutions PHAST 20,579 59,602 78,786 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 1Q 2019 2Q 2019 3Q2019 Seysara US TRx Volume

32 AMZEEQ™ Market Entry Overview Vehicle technology Minocycline potency Resistance profile Level of systemic absorption Market Differentiation Factors Claims data analytics Acne patient concentrations Brand adoption Smart Deployment Generation Z (13 - 24 year old) focus Digital marketing opportunities Limited competitive investment Consumer Approach Ensure broad access Manage corporate gross - to - net Limit patient out - of - pocket burden Comprehensive Access

33 AMZEEQ™ Market Position AMZEEQ™ draws from known attributes of topical acne products and oral tetracyclines, with unique differentiated features. Source: Symphony Health Solutions PHAST DIFFERENTIATORS 1st topical minocycline Novel MST ™ delivery Natural moisturizing ingredients Favorable resistance profile Low systemic absorption No impact to GI Proven efficacy Trusted molecule TOPICAL PRODUCTS ORAL TETRACYCLINES AMZEEQ™

AMZEEQ™ Targeting Approach

Patient Claims based targeting strategy enables Foamix to narrow the acne diagnosing HCP field from >170k to a select ~6k providers (3%) while capturing the majority of the promotable TRx and Patient market volumes.

Patient Claims Based Targeting Strategy

Focusing on select HCPs that can deliver significant impact at launch. Prioritized via choice screening measures:

- Acne diagnosed patient volume
- Acne TRx volume
- Preference for a brand vs. generic
- Early adoption preference


3%
>170k
97%
~6k
HCP
Target List
67%
Acne
Sufferers
73%
Acne
TRx

34 Source: Symphony Integrated Dataverse (IDV) Patient Claims Database, Time Period: 24 months ending Feb '19 foamix® Pharmaceuticals

35 Geographic Distribution of Patient Volume Acne patient concentrations guide optimal field force deployment.

36 Territory Mapping using Patient Concentrations Aligned sales territories to capture the majority of the acne patients, resulting in 51 territories and 6 regions.

37 Acne Vulgaris Patients: Age and Severity Highly concentrated patient population, with >75% of the acne vulgaris patient population aged 13 - 24, which we believe is a market that can be mobilized efficiently and effectively. 9 - 12 3% 13 - 16 25% 17 - 20 32% 21 - 24 19% 25 - 28 8% 29 - 32 3% 33 - 36 3% 37 - 40 3% 41+ 4% Acne Vulgaris Patients by Age Group Target Demographic: Generation Z • Born between 1995 - 2005 • Average 7 hours per day consuming media • Mobile accounts for 50 - 65% of media consumption • Top Social platforms: Instagram, Twitter and Snapchat • 85% use smartphone multiple times per day • Spend more time on Netflix and YouTube vs. traditional television Source: Syneos TreatmentAnswers Database, 2019. 9 - 12 3% 13 - 16 25% 17 - 20 32% 21 - 24 19% 25 - 28 8% 29 - 32 3% 33 - 36 3% 37 - 40 3% 41+ 4%

38 Access Objectives Secure ‘traditional’ formulary coverage and avoid exclusion lists Broad Payer Coverage Manage contracting and copay investments to ensure profitability Profitable Approach Avoid abandonment by supporting commercial patients facing considerable economic exposure Patient Retention

39 • Overall stakeholders had a favorable reaction to the target product profile (TPP) for AMZEEQ™. • AMZEEQ™ is not viewed as a simple reformulation but as a novel route of administration. • Key clinical advantages noted were lower risk of systemic side effects given the topical formulation and less exposure due to lower dose. • Payers said this was not analogous to several current products with poor differentiation and price in excess of perceived value. • At the <$400 net price per month range, AMZEEQ™ is expected to have access without highly restrictive PAs or step edits. • WAC Price for AMZEEQ™ set at $485 per canister. AMZEEQ™ Payor Insights and Pricing $0 $100 $200 $300 $400 $500 $600 Net Price per Month Preferred Non - preferred SE or simple PA Highly restricted/ Not covered High - level Price - Access Source: N=10 stakeholders representing >230m covered lives interviews conducted by Syneos Health in December 2018.

40 Rosacea Market Size 1 Source: (1) Symphony Health Solutions PHAST, data ending DEC’18 - weighted 5M Brand vs. Generic Rosacea TRx Volume 2018 Generic 3.4M 72% Brand 1.3M 28% Brand vs. Generic Rosacea $ Volume 2018 Generic $454.8M 37% Brand $759.2M 63% $1.2B

41 Rosacea Launch Surrogates Launches in the rosacea market over time have yielded an average of ~192k prescriptions in the first year. Year three ~312k. Source: Symphony Health Solutions PHAST 155,791 240,432 245,517 80,293 242,775 239,119 146,655 515,334 347,301 0 100,000 200,000 300,000 400,000 500,000 600,000 Finacea Topical Foam Mirvaso Oracea Rhofade Soolantra Rosacea Launch Surrogate Year 1 and Year 3 TRx Volume Year 1 Year 3

Attractive Commercial Opportunity in PN


~500k – 1m patients in US(1)
~200k PN patients treated each year(1)
On therapy two to six months per year(2)
$900–$2,400 per month(3)

- 75% of PN patients are diagnosed by a dermatologist
- ~5k derms treat majority of PN patients
- Estimated 50 person field force could reach high-prescribing derms
- If approved, serlopitant would be first to market in PN
- Will explore opportunities to partner OUS

1. IQvia estimate for 2017.
2. Menlo internal estimate.
3. Estimates based on company payer research and symptom relief analogs

42

foamix® Pharmaceuticals Menlo Therapeutics

Opportunity to Leverage Commercial Infrastructure

Shared Infrastructure				
Sales Force	Convention Advertising	Media Purchasing	Internal Infrastructure	Sample Management
Trade & Distribution Apparatus	Data Purchasing	Field Reimbursement Team	Field Medical Team	Medical Communications

The Combined Company's AMZEEQ Salesforce can Support these Products with Minimal Additional Investment



Acne Patients
Field Force Overlap
Prurigo Nodularis Patients
Rosacea Patients

>80% Deployment Overlap

1. Symphony Health Solutions IDV Vantage, October 2018.
2. AAD. Acne Stats and Facts. www.aad.org/media-resources/stats-and-facts/conditions. Accessed March 30, 2016. GlobaData, EpiCast. Acne Vulgaris Epidimiology Forecast to 2022; 30-34.; Mancini AJ. Adv Stud Med. 2008;8:100-105.
3. National Rosacea Society. Rosacea Review; Winter 2010. http://www.rosacea.org/rr/2010/winter/article_1.php. Accessed May 16, 2016.
4. Internal Menlo Therapeutics estimates.

foamix Pharmaceuticals   Menlo Therapeutics

43

Foamix : Thinking Differently About Dermatology Foamix merger with Menlo Therapeutics creates a scaled player in dermatology with a stronger financial profile • Cost synergies > $50mm/ yr beginning in 2021 • Cash runway anticipated through H1 2021 Enhanced EBIT through 3 potential new product launches over next 24 months leveraging one infrastructure • AMZEEQ™ for acne • FMX103 for rosacea • Serlopitant for pruritis associated with PN Durable franchises via built - in pipeline • Topical platform provides for expanded utilization • Oral NCE with breakthrough therapy designation + multiple pruritic indication opportunities • Broad IP

AMZEEQ™ (minocycline) topical foam, 4% Indication and Important Safety Information INDICATIONS AND USAGE AMZEEQ™ (minocycline) topical foam, 4% is indicated for the treatment of inflammatory lesions of non - nodular moderate to severe acne vulgaris in adults and pediatric patients 9 years of age and older. Limitations of Use: This formulation of minocycline has not been evaluated in the treatment of infections. To reduce the development of drug - resistant bacteria as well as to maintain the effectiveness of other antibacterial drugs, AMZEEQ should be used only as indicated. IMPORTANT SAFETY INFORMATION Contraindications: Persons who have shown hypersensitivity to any of the tetracyclines or any other ingredient in AMZEEQ. Warnings and Precautions Flammability: The propellant in AMZEEQ is flammable. Instruct the patient to avoid fire, flame, and smoking during and immediately following application. AMZEEQ is a topical foam. While systemic absorption of AMZEEQ is low, and serious adverse reactions were not seen in clinical studies, the following adverse reactions associated with oral minocycline should be considered: • Teratogenic effects, inhibition of bone growth & permanent tooth discoloration: Use during the second and third trimesters of pregnancy, infancy and childhood up to the age of 8 years may cause permanent discoloration of the teeth (yellow - gray - brown) and reversible inhibition of bone growth. • Clostridium difficile associated diarrhea (CDAD): If CDAD occurs, discontinue AMZEEQ.

AMZEEQ is a topical foam. While systemic absorption of AMZEEQ is low, and serious adverse reactions were not seen in clinical studies, the following adverse reactions associated with oral minocycline should be considered (cont.): • Hepatotoxicity & metabolic effects: If renal impairment exists or if liver injury suspected, discontinue AMZEEQ. • Central nervous system effects: Patients experiencing light - headedness, dizziness or vertigo should be cautioned about driving vehicles or operating heavy machinery. • Intracranial hypertension: Clinical manifestations include headache, blurred vision, diplopia, and vision loss. Discontinue AMZEEQ immediately if symptoms occur. • Autoimmune syndromes: Symptoms may be manifested by fever, rash, arthralgia, and malaise. Discontinue AMZEEQ immediately if symptoms occur. • Photosensitivity: Patients should minimize or avoid exposure to natural or artificial sunlight while using AMZEEQ. Advise patients to discontinue treatment with AMZEEQ at the first evidence of sunburn. • Hypersensitivity reactions: Discontinue AMZEEQ immediately if symptoms of anaphylaxis, serious skin reactions, erythema multiforme, and drug reaction with eosinophilia and systemic symptoms (DRESS) syndrome occur. • Tissue hyperpigmentation: Discoloration of organs, including nails, bone, skin, eyes, thyroid, visceral tissue, oral cavity (teeth, mucosa, alveolar bone), sclerae and heart valves. • Superinfection: Overgrowth of non - susceptible organisms, including fungi. If superinfection occurs, discontinue AMZEEQ and institute appropriate therapy. Adverse Reactions: The most common adverse reaction reported during clinical trials of AMZEEQ was headache. Please visit www.amzeeq.com for full Prescribing Information. To report side effects of prescription drugs to the FDA, visit http://www.fda.gov/medwatch or call 1 - 800 - FDA - 1088. AMZEEQ™ (minocycline) topical foam, 4% Indication and Important Safety Information (cont’d)

47 Additional Information and Where to Find It • Menlo has filed a Registration Statement on Form S - 4 containing a joint proxy statement/prospectus of Menlo and Foamix and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING DECISION, MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED T O R EAD THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPO SED TRANSACTION. Security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Me nlo and Foamix , once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Menlo and Foamix make available free of charge at www.menlotherapeutics.com and www.foamix.com, respectively (in the “Investor Relations” sect io n), copies of materials they file with, or furnish to, the SEC. Participants in the Solicitation • This press release does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell an y s ecurities. Menlo, Foamix and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Menlo and Foamix in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Menlo’s directors and officers in Menlo’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the S EC on May 10, 2019. Security holders may obtain information regarding the names, affiliations and interests of Foamix’s directors and officers in Foamix’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on March 11, 201 9. To the extent the holdings of Menlo securities by Menlo’s directors and executive officers or the holdings of Foamix securities by Foamix’s directors and executive officers have changed since the amounts set forth in Menlo’s or Foamix’s respective proxy statement for its 2019 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 fi led with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger w hen it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Menlo’s website at http://ir.menlotherapeutics.com/financials/sec - filings and Foamix’s website at https://www.foamix.com/investors/sec - filings.

Appendix – Merger Consideration Q&A 48

* We currently expect that the merger will close before the results for Menlo’s Phase III trials for pruritus associated with P N a re delivered. Therefore, we expect (i) the exchange ratio at closing to reflect an exchange ratio for “full success” for the Phase III tria ls, resulting in 60.3M shares outstanding (assuming a closing date of March 9, 2020) and (ii) a contingent stock right will be issued for each ordinary sha re of Foamix. The outcome of those Phase III results will dictate whether the contingent stock rights will result in additional Menlo shares be ing issued to former Foamix shareholders, and the number of shares that Foamix shareholders will ultimately receive in the merger (and thus, numbe r o f outstanding shares in the Combined Company). If the results are not “full success” or if any of the Phase III trial results are not deliv ere d before May 31, 2020, Foamix shareholders will receive additional shares in the Combined Company as more fully explained in the S - 4 registration state ment and, accordingly, the number of outstanding shares will change and market cap of the Combined Company may change. The foregoing ta ble is presented for illustrative purposes only and readers are cautioned not to place undue reliance on the information presented. The actual st ock price will depend on a variety of factors and no assurance can be made that any of the illustrative share prices or illustrative market caps pr ese nted will be achieved. Q: What will the Combined Company market cap be at closing? Illustrative Closing Share Price $4.00 $6.00 $8.00 $10.00 Illustrative Market Cap Assuming Full Success (60.3M* outstanding shares) $241M $362M $482M $603M A. We cannot predict exactly what the market cap will be at closing, but it will be based on the stock price of the Combined Company’s shares and the Combined Company’s total number of shares outstanding, as demonstrated in the example below. As of November 4, 2019, Menlo had 24.0M shares outstanding and Foamix had 61.3M shares outstanding. On the closing date, we expect that the Combined Company will have approximately 60.3M* shares outstanding. 49

Q: How many shares outstanding will the Combined Company have following Menlo’s Phase III results for PN? A. As of November 4, 2019, Menlo had 24.0M shares outstanding and Foamix had 61.3M shares outstanding. Based on these numbers, and assuming the results are delivered before May 30, 2010, we expect that the Combined Company will have the following approximate number of shares outstanding*: • Assuming “full success” – 60.3M shares outstanding • Assuming “partial success” – 102.0M shares outstanding • Assuming “failure” – 134.3M shares outstanding * We currently expect that the merger will close before the results for Menlo’s Phase III trials for pruritus associated with PN are delivered. Therefore, we expect (i) the exchange ratio at closing to reflect an exchange ratio for “full success” for the Phase III trials, resulting in 60.3M shares outstanding (assuming a closing date of March 9, 2020) and (ii) a contingent stock right will be issued for each ordinary share of Foamix . The outcome of those Phase III results will dictate whether the contingent stock rights will result in additional Menlo shares being issued to former Foamix shareholders, and the number of shares that Foamix shareholders will ultimately receive in the merger (and thus, number of outstanding shares in the Combined Company). If the results are not “full success” or if any of the Phase III trial results are not delivered before May 31, 2020, Foamix shareholders will receive additional shares in the Combined Company as more fully explained in the S - 4 registration statement and, accordingly, the number of outstan ding shares will change and market cap of the Combined Company may change. 50

Q: If I have 100 shares of FOMX, what will I receive in the merger? What will those shares be worth? * The foregoing table is presented for illustrative purposes only and readers are cautioned not to place undue reliance on t he information presented. The actual stock price will depend on a variety of factors and no assurance can be made that any of the illustrati ve share prices or share values presented will be achieved. A: The number of shares you receive will depend on the results of Menlo’s Phase III trials for pruritus associated with PN, assuming the trial results are delivered as expected before May 31, 2020. You will receive cash for any fractional shares. Foamix Shares Menlo results in PN trials Combined Company Shares 100 Full success 59 shares (plus cash for 0.24 of a share) 100 Partial success 127 shares (plus cash for 0.39 of a share) 100 Failure 180 shares (plus cash for 0.06 of a share) Illustrative Closing Share Price* $4.00 $6.00 $8.00 $10.00 Your Shares 59 59 59 59 Your Illustrative Share Value* $236 $354 $472 $590 A: We cannot predict the exact market value of your shares, but the value will depend on the share price of the Combined Company at closing, as demonstrated in the “full success” example below. 51

A Proposed Compelling Dermatology Combination Investor Presentation | December 2019